UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 26, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Prosper Funding LLC
File No. 333-204880-01

Prosper Marketplace, Inc.
File No. 333-204880

CF#37182

 Prosper Funding LLC and Prosper Marketplace, Inc. submitted an application under
Rule 24b-2 requesting confidential treatment for information it excluded from the
Exhibits to a Form 8-K filed on February 7, 2019.

Based on representations by Prosper Funding LLC and Prosper Marketplace, Inc.
that this information qualifies as confidential commercial or financial information under
the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance
has determined not to publicly disclose it. Accordingly, excluded information from the
following exhibit(s) will not be released to the public for the time period(s) specified:

<table>
<tr><td>Exhibit 10.2</td><td>through February 1, 2022</td></tr>
<tr><td>Exhibit 10.3</td><td>through February 1, 2022</td></tr>
</table>

For the Commission, by the Division of Corporation Finance, pursuant to
delegated authority:

Brent J. Fields
Secretary